12340 El Camino Real, Suite 250

San Diego, CA 92130

March 22, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 14, 2017
File No. 333-216063

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viking Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-216063) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2017, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on March 24, 2017 or as soon thereafter as may be practicable. There are no underwriters for this proposed offering, which is an offering of the Registrant’s common stock by the selling stockholders.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com.

Sincerely,

VIKING THERAPEUTICS, INC.

By:	/s/ Brian Lian, Ph.D.
Brian Lian, Ph.D.
President and Chief Executive Officer

cc:Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)